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Coco

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Posted by Ana Gabriela Lopez • 9/21/21

Coco
998 followers
1w •

Last week we started a crowdfunding campaign to allocate $50k of our current round to those of our customers who love our service . The result was amazing. It got filled up in less than 24h🙌!

In view of this, we decided to increase it to 100k so that those who missed the opportunity also get a chance to invest.

Are you a Coco Lover? Enter this link and be part of this great company that is revolutionizing remittances🚀:
https://lnkd.in/gCvWssJd

#startup #crowdfunding #investors

In less than 24 hours we reached our first goal of $50k
I like their business model, their entrepreneurial spirit, and how they know what people need.

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